ASTRA SPACE, INC.

1900 Skyhawk Street

Alameda, CA 94501

August 12, 2021

VIA EDGAR TRANSMISSION

Re:	Astra Space, Inc.

Registration Statement on Form S-1 (File No. 333-257930)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Ladies and Gentlemen:

We are filing this correspondence to request that the acceleration request letter filed yesterday, August 11th, requesting acceleration on August 13th, be withdrawn.

If you require any additional information with respect to this letter, please contact Carl Marcellino (212-841-0623) of Ropes & Gray LLP.

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Very truly yours,

ASTRA SPACE, INC.

By:	/s/ Kelyn Brannon
Name: Kelyn Brannon
Title: Chief Financial Officer and Secretary